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                              June 20, 2023

       Geoffrey G. Gilmore
       Chief Executive Officer
       Worthington Steel, Inc.
       100 Old Wilson Bridge Road
       Columbus, OH 43085

                                                        Re: Worthington Steel,
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form 10-12B
                                                            Submitted June 9,
2023
                                                            CIK No. 0001968487

       Dear Geoffrey G. Gilmore:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form 10-12

       Exhibit 99.1--Preliminary Information Statement
       Risk Factors, page 16

   1. Please tell us why your risk factor disclosure was deleted, rather than revised, in response to prior comment nine.
Provide sufficient information to allow us to evaluate the
                                                        adequacy of your
response, including whether and how the matters addressed by our comment have been
resolved.
 Geoffrey G. Gilmore
FirstName  LastNameGeoffrey G. Gilmore
Worthington  Steel, Inc.
Comapany
June       NameWorthington Steel, Inc.
     20, 2023
June 20,
Page 2 2023 Page 2
FirstName LastName
Business
Our Joint Ventures, page 76

2. We note your response to prior comment 12 and reissue it in part. Please describe the material terms of your joint venture arrangements. Describe what obligations you have to your partners under these arrangements, the duration of the arrangements, and any other material terms. In this regard, we note the reference to veto rights on page 22.
Material U.S. Federal Income Tax Consequences of the Distribution to U.S. Holders, page 102

3. We note your response to prior comment 16 and reissue it. Disclosure on page 28 indicates that Worthington will undertake certain internal restructuring transactions which are intended to qualify as tax-free transactions, and if these fail to qualify, you and
         Worthington could be subject to additional tax liabilities. Accordingly, please revise this section to discuss the material tax consequences of the separation, which will indirectly affect shareholders. If you do not anticipate material tax consequences, revise your disclosure to affirmatively so state and to describe the reasons why. General

4. We note your response to prior comment 18. Please further revise the cross-reference sheet to specifically incorporate by reference the questions and answers section.
       You may contact Stephany Yang at 202-551-3167 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Cathy Birkeland